UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          MANAGED CARE SOLUTIONS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   561 906 108
                                 (CUSIP Number)

                            Hollybank Investments, LP
                        One Financial Center, Suite 1600
                           Boston, Massachusetts 02111
                                 (617) 526-8963
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 27, 1996
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.


Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 561 906 108                                        Page 2 of 10 Pages

----------------------------------              -------------------------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Hollybank Investments, LP

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       185,233
       BENEFICIALLY
         OWNED BY           8          SHARED VOTING POWER
           EACH
         REPORTING                     None
          PERSON
           WITH             9          SOLE DISPOSITIVE POWER

                                       185,233

                           10          SHARED DISPOSITIVE POWER

                                       None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           185,233

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.2%

14         TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D



CUSIP No. 561 906 108                                        Page 3 of 10 Pages

----------------------------------              -------------------------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Dorsey R. Gardner

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                        (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           PF

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

                            7      SOLE VOTING POWER
         NUMBER OF
          SHARES                   57,000**    **Please refer to Item 5, page 5
       BENEFICIALLY                for disclaimer of beneficial ownership.
         OWNED BY
           EACH             8      SHARED VOTING POWER
         REPORTING                 None
          PERSON
           WITH             9      SOLE DISPOSITIVE POWER

                                   57,000**    **Please refer to Item 5, page 5
                                   for disclaimer of beneficial ownership.

                           10      SHARED DISPOSITIVE POWER

                                   None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           57,000**      **Please refer to Item 5, page 5 for disclaimer of
                           beneficial ownership.

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.3%**      **Please refer to Item 5, page 5 for disclaimer of
                         beneficial ownership.

14         TYPE OF REPORTING PERSON*

           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D



CUSIP No. 561 906 108                                        Page 4 of 10 Pages

----------------------------------              -------------------------------



Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of Managed Care Solutions, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 2510 West Dunlap Avenue, Suite 300, Phoenix, Arizona, 85021.


Item 2.  Identity and Background

         The persons filing this Statement are Hollybank Investments, LP, a Delaware limited Partnership ("LP") and Dorsey R. Gardner, the general partner of LP ("Gardner"). The business address of both Gardner and LP is One Financial Center, Suite 1600, Boston, Massachusetts, 02111. LP was formed on January 14, 1994, and is authorized to conduct any business which may be legally conducted by a limited partnership under the laws of Delaware. As of the date hereof, LP's sole business is securities investment. During the last five years, neither Gardner nor LP has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has either Gardner or LP been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Gardner or LP was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         This statement relates specifically to Gardner's September 27, 1996 purchase of 22,000 Shares of Managed Care Solutions, Inc. at a per share price of $3.425 (including the $.06/share commission) on the NASD. This purchase, when aggregated with Gardner and LP's previously purchased Shares, gave Gardner deemed beneficial ownership of 219,233 of the 4,364,712 outstanding Shares, thus triggering this reporting requirement. Gardner used his personal funds to make this and every other Share purchase, while LP used its working capital for its purchases.


Item 4.  Purpose of Transaction

         LP and Gardner have purchased their respective shares strictly for the purpose of equity security investment. Neither Gardner nor LP has any present plans or proposals which would relate to or result in:

                                  SCHEDULE 13D



CUSIP No. 561 906 108                                        Page 5 of 10 Pages

-----------------------------                         -------------------------



         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g)  Changes  in  the   Company's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a)(i) As of the date of this Statement, LP is the beneficial owner of 185,233 Shares (approximately 4.2% of the outstanding Shares as of October 10, 1996, based on information provided in the Company's 10-Q filed October 15,
1996). Gardner, as general partner of LP, may be deemed to beneficially own Shares beneficially owned by LP. Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LP and covered by this Statement.

                                  SCHEDULE 13D



CUSIP No. 561 906 108                                        Page 6 of 10 Pages

----------------------------------              -------------------------------



         (ii) As of the date of this Statement, Gardner beneficially owns 57,000 Shares (approximately 1.3%of the outstanding Shares as of October 10, 1996, based on information provided in the Company's 10-Q filed October 15, 1996). Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims beneficial ownership of any Shares which may be beneficially owned by LP, and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of such Shares.

         (b) LP has sole voting power and sole investment power with respect to the Shares reported in (a)(i) above. Gardner has sole voting and investment power with respect to the Shares reported in (a)(ii) above.

         (c)(i) LP has, during the past 60 days, effected the following Share purchases:

         DATE                     SHARES PURCHASED         PRICE PER SHARE

         09/06/96                   3,000 Shares               $4.435
         09/09/96                   7,000 Shares               $4.425
         09/12/96                     400 Shares               $3.560
         09/13/96                   9,600 Shares               $3.540
         09/16/96                   5,000 Shares               $3.165
         09/17/96                   5,000 Shares               $3.1025
         09/18/96                  20,000 Shares               $3.1025
         09/20/96                   5,000 Shares               $3.328
         09/26/96                   9,000 Shares               $3.300
         09/30/96                  10,000 Shares               $3.4875
         10/04/96                  10,000 Shares               $3.3625
         10/07/96                   2,000 Shares               $3.3625
         10/15/96                   1,000 Shares               $3.300

These purchases, accomplished via NASD trades, were effected strictly as security investments. As a result of these purchases, LP is the beneficial owner of the 185,233 Shares referenced in (a)(i) above.

            (ii) Gardner has, during the past 60 days, effected the following Share purchase:

         DATE                     SHARES PURCHASED         PRICE PER SHARE

         09/27/96                  22,000 Shares               $3.425

                                  SCHEDULE 13D



CUSIP No. 561 906 108                                        Page 7 of 10 Pages

----------------------------------              -------------------------------



This purchase, accomplished via a NASD trade, was effected strictly as a security investment. As a result of this purchase, Gardner is the beneficial owner of the 57,000 Shares referenced in (a)(ii) above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported on this Statement.


Item 6.  Contracts, Arrangements, Understandings or Relationships
             with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between LP or Gardner and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits

         The following document is filed herewith as an exhibit to this statement:

         (a)      Joint Filing Agreement

                                  SCHEDULE 13D



CUSIP No. 561 906 108                                        Page 8 of 10 Pages

----------------------------------              -------------------------------




Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            HOLLYBANK INVESTMENTS, LP



                                        By: /s/ Dorsey R. Gardner
                                            Dorsey R. Gardner
                                            General Partner



                                            /s/ Dorsey R. Gardner
                                            Dorsey R. Gardner


Date: 10/22/96

                                  SCHEDULE 13D



CUSIP No. 561 906 108                                        Page 9 of 10 Pages

----------------------------------              -------------------------------



                                  EXHIBIT INDEX

                           Exhibit                                       Page

1.       Joint Filing Agreement                                            10